UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OvaScience, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69014Q101

(CUSIP Number)

Brad Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2  Zionsville,  In  46077  Phone : 3173442447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,390,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,390,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.47%

14	TYPE OF REPORTING PERSON
PN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Braden M Leonard (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
177,000

	8	SHARED VOTING POWER
3,390,000 (1)

	9	SOLE DISPOSITIVE POWER
177,000

	10	SHARED DISPOSITIVE POWER
3,390,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,567,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.96%

14	TYPE OF REPORTING PERSON
IN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

(a)
This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P., is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC, is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(b)	See above, Item 2(a)

(c)	See above, Item 2(a)

(d)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Braden M. Leonard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 3,390,000 shares of Common Stock which were acquired using working capital. Braden M. Leonard individually owns 177,000 shares of Common Stock which he acquired using personal funds.

Item 4.	Purpose of Transaction

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities.

On August 9, 2018, the Issuer announced that it had entered into an AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION with Millendo Theraeutics, Inc.

The Reporting Person is concerned about the terms of the Proposed Merger and believes, based on the fact that OvaScience Common Stock is trading well below net cash, that other investors are as well.

The Reporting Person has spoken to OvaScience and Millendo management about these concerns as well as other shareholders.

On September 14, 2018 the Reporting Person emailed the OvaScience CEO to indicate that they do not plan to vote for the merger. The Reporting Person believes that the terms of the merger will need to be adjusted to gain shareholder approval and that based on the current terms, shareholders will likely be better off if the company terminates the merger and liquidates.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

(a)	See above

(b)	See above

(c)	See above

(d)	See above

(e)	See above

(f)	See above

(g)	See above

(h)	See above

(i)	See above

(j)	See above

Item 5.	Interest in Securities of the Issuer

(a)
(a)
Amount beneficially owned:

As of September 12, 2018, Braden M. Leonard beneficially owned 3,567,000 shares of the Issuer's Common Stock, which includes 177,000 shares of Common Stock as to which Mr. Leonard has voting but not dispositive power.

As of September 12, 2018, BML Investment Partners, L.P. beneficially owned 3,390,000 shares of the Issuer's Common Stock.

Percent of class:

As of September 12, 2018, Braden M. Leonard beneficially owned 9.96% of the Issuer's Common Stock.

As of As of September 12, 2018, BML Investment Partners, L.P. beneficially owned 9.47% of the Issuer's Common Stock.

(b)
Mr. Leonard has sole voting power over 177,000 shares, sole dispositive power over 177,000 shares, shared voting power over 3,390,000 shares and shared dispositive power over 3,390,000 shares.

BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 3,390,000 shares and shared dispositive power over 3,390,000 shares.

(c)	See below.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
7/31/2018 8/2/2018 8/3/2018 8/7/2018 8/8/2018 8/9/2018	2954 39901 (206) 19467 88000 162336	0.8998 0.8761 0.89 0.8946 0.8998 0.7833

(d)	None

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Investment Partners, L.P., a Delaware limited partnership By: BML Capital Management, LLC, an Indiana limited liability company

September 14, 2018	By:	/s/ Braden M Leonard
Managing Member

September 14, 2018	By:	/s/ Braden M Leonard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)